Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 333-211794

The following is a transcript of a video communication titled “Together” by Quintiles Transnational Holdings, Inc. (“Quintiles”), posted on Quintiles’ website on July 20, 2016.

Intro	Hi, I’m Ronan Brown Hi, I’m Scott Evangelista I’m Tina Murphy I am Alena Hammond

On screen graphics (super)	Title of each person

Today, we would like to share with you our excitement about the planned merger between Quintiles and IMS Health.

A merger that brings with it change for the future of healthcare. Exciting change!

Quintiles is the industry leader as the largest CRO and biopharmaceutical service provider with more than 36,000 employees.

This merger will bring together two strong and innovating companies enabling us to have an even greater impact.

IMS Health is a leading global information and technology services company with 15,000 employees providing end-to-end solutions to measure and improve our client’s performance.

Imagine, two global gold standard companies in healthcare working as one team.

Our combined 50,000 talented employees will conduct business in more than 100 countries and have the leading expertise to make an even greater difference in patient health.

Imagine how many patients will be positively impacted by this collaboration of minds.

We can and will contribute to saving more patient lives!

We have much in common, not only our commitment to improving healthcare, but also our commitment to our employees. We care about our employees.

We will be able to offer an array of benefits and the flexibility and tools needed to excel in YOUR career. Our strength of training curriculums and leadership skill programs are impressive.

This merger means growth. Growth not only for us as a company, but growth for our employees.

Developmental and career growth.

Career path opportunities will open up which you may have never thought of before.

And, we are continuing to hire. For example, we continue to have a high demand for Clinical Research Associates.

This is a very exciting time at Quintiles! We ask our employees to share our excitement and invite others to join us.

Great things are happening. There is no limit to what we can achieve! Let’s make a difference! Let’s make a difference together!

Join us during this exciting time by searching for jobs on Quintiles’ career site We would also like to invite you to join our Talent Network

Closing graphics	Visit our website to learn more about open job positions www.quintiles.com/careers We invite you to join our Talent Network www.QuintilesTalentNetwork.com Quintiles logo Video disclaimer

Video Disclaimer: at end of video

The content presented here is the testimonial by the Quintiles employee and is representative of his/her own personal experience and opinions. Testimonials, references and results do not guarantee or predict future results or experiences. Although Quintiles believes the accuracy of the testimonial, Quintiles makes no representations or warranties about its truthfulness or correctness. Quintiles hereby disclaims all warranties regarding this testimonial.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Quintiles has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary joint proxy statement of Quintiles and IMS Health and that also constitutes a preliminary prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. A more complete description is contained in the registration statement on Form S-4 and the joint proxy statement/prospectus filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) current or potential future litigation relating to the proposed transaction that has been or could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.